EXHIBIT 99.55




                          CONSENT OF MICHAEL B. GAREAU

I hereby consent to the use of my name in connection with the following report, which is being filed as an exhibit to and incorporated by reference into the registration statement on Form 40-F of Glencairn Gold Corporation (the "Company") being filed with the United States Securities and Exchange
Commission:

          Technical Report on the Santa Pancha Resource Estimate for the Limon Concession of Nicaragua, dated November 24, 2004.



DATED  December 15, 2004


                                        /s/ Michael B. Gareau
                                        -------------------------------------
                                         Michael B. Gareau